EXHIBIT 2.1

AMENDMENT NO. 1

TO

AGREEMENT AND PLAN OF MERGER

This AMENDMENT NO. 1 TO AGREEMENT AND PLAN OF MERGER (this “Amendment”) dated as of April 5, 2006 is made by and among Westland Development Co., Inc., a New Mexico corporation (the “Company”), and SHNM Acquisition Corp., a Delaware corporation (“Acquiror”).

RECITALS

WHEREAS, the Company and Acquiror have entered into that certain Agreement and Plan of Merger (the “Original Agreement” and as amended by this Amendment, the “Merger Agreement”) dated as of February 24, 2006.

WHEREAS, pursuant to Section 3.2 of the Original Agreement, Acquiror (a) acknowledged that pursuant to the action of the Board of Directors, the Change in Control Shares would be issued to the directors upon a change in control of the Company, (b) the Change in Control Shares would be issued to the directors on the Closing Date, immediately prior to the Closing; and (c) the Cash Merger Consideration would be paid for all of the Shares, including the Change in Control Shares.

WHEREAS, the Board of Directors has determined that (a) the requirements for the issuance of the Change in Control Shares will not be met by the actions and transactions contemplated by the Original Agreement and (b) in light of the foregoing, the Change in Control Shares will not be issued in connection with the transactions contemplated by the Original Agreement.

WHEREAS, the Company and Acquiror have agreed to make certain clarifying modifications to the “Termination Date” mechanic contained in the Original Agreement.

WHEREAS, in accordance with Section 8.4 of the Original Agreement, the parties which to amend certain terms and provisions of the Original Agreement in light of the foregoing resolutions.

AGREEMENT

NOW THEREFORE, in consideration of the premises and the mutual terms, conditions and agreements set forth herein, the parties hereto hereby agree as follows:

1. References. Capitalized terms used in this Amendment but not otherwise defined herein, shall have the meanings given to them in the Original Agreement.

2. Amendment of Definitions. The definition of “Change in Control Shares” shall be deleted from Article I.

3. Amendment of Article 3.

(a) Section 3.1(a) shall be amended to change the reference to “Two Hundred Fifty-Five Dollars ($255.00) in cash, without interest (the “Cash Merger Consideration”)” to “Two Hundred Sixty-Six and 23/100 Dollars ($266.23) in cash, without interest (the “Cash Merger Consideration”)”.

(b) Section 3.2 of the Original Agreement shall be amended to read in its entirety as follows:

3.2 Adjustment of Cash Merger Consideration. Notwithstanding anything in this Agreement to the contrary, if, between the date of this Agreement and the Effective Time, the number of issued and outstanding Shares is increased, decreased, reclassified or otherwise changed by reason of any stock split, reverse stock split, stock dividend, reclassification, redenomination, recapitalization, split-up, combination, exchange of shares or other similar transaction, the Cash Merger Consideration and any other dependent items will be appropriately adjusted to provide to the holders of Company Common Stock the same economic effect as contemplated by this Agreement prior to such action and as so adjusted will, from and after the date of such event, be the Cash Merger Consideration or other dependent item, subject to further adjustment in accordance with this sentence.

4. Amendment of Article 4. Section 4.5(a) of the Original Agreement shall be amended to read in its entirety as follows:

(a) The authorized capital stock of the Company consists of 736,668 shares of No Par Common Stock and 491,112 shares of Class B Common Stock. As of the date of this Agreement, (i) 709,827 shares of No Par Common Stock and 85,100 shares of Class B Common Stock, were issued and outstanding, for a total of 794,927 Shares; and (ii) no Shares were held in the treasury of the Company or by any of the Company Subsidiaries or Nonprofit Organizations. All outstanding Shares are duly authorized, validly issued, fully paid and nonassessable, and are not subject to and were not issued in violation of any preemptive or similar rights, purchase option, call, right of first refusal or similar rights. There are no outstanding shares, options, warrants, calls, stock appreciation rights or other rights or commitments (including rights to receive any interest in the Company in connection with the transactions contemplated hereby) or any other agreements of any character relating to dividend rights or to the sale, issuance or voting of or the granting of rights to acquire, any shares of capital stock or voting securities of the Company, or any securities or obligations convertible into, exchangeable for or evidencing the right to purchase any shares of capital stock or voting securities of the Company.

5. Amendment of Article 5. The following new Section 5.7 shall be added to the Original Agreement at the end of Article 5 thereof:

5.7 No Knowledge of Oil and Gas. As of the date hereof, (i) Acquiror has made no independent investigation with respect to the existence of any oil, gas or other hydrocarbon deposits on or under the Real Property and (ii) except as has been disclosed to Acquiror by the Company, Acquiror has no actual knowledge of the existence of any oil, gas or other hydrocarbon deposits on or under the Real Property.

6. Amendment of Article 6.

(a) Section 6.1(a) of the Original Agreement shall be amended to read in its entirety as follows:

(a) purchase, redeem or otherwise acquire its capital stock, or issue, grant, sell, transfer, authorize or encumber any shares of capital stock, or securities convertible into or exchangeable for, or options, warrants, calls, commitments or rights of any kind to acquire, any shares of any class or series of its capital stock, or enter into any agreement, understanding or arrangement with respect to the voting of its capital stock;

(b) Section 6.10 of the Original Agreement shall be amended to read in its entirety as follows:

6.10 Directors’ and Officers’ Liability Insurance; Continued Indemnity. Prior to the Closing Date, the Company will fully pay the applicable premiums to renew, increase and/or extend the Company’s existing directors’ and officers’ liability insurance policy or policies (or purchase a “run off” policy) (the “Policies”) to provide continuing liability coverage to the directors and officers of the Company immediately prior to the Effective Time for claims made against such officers and/or directors for actions taken by or omitted to be taken by them prior to the Closing Date (a) for period of six years following the Closing Date and (b) with a maximum amount of at least $10,000,000. Acquiror acknowledges and agrees that, regardless of whether the Closing occurs, the Company (or the Surviving Corporation) shall indemnify the directors and officers of the Company who served the Company in that capacity at any time after September 30, 2005 to the extent described in the indemnification provisions set forth in the amended and restated bylaws of the Surviving Corporation in the form attached hereto as Exhibit B. Acquiror further acknowledges and agrees that the Company (or the Surviving Corporation) shall, to the extent permitted by applicable Law, honor a prior determination made under the Company bylaws in effect as of September 30, 2005, that advancement of litigation defense expenses and indemnification of the current directors and officers is proper.

7. Amendment of Article 8. Section 8.1(c) of the Original Agreement shall be amended to read in its entirety as follows:

(c) by any party if the Effective Time has not occurred on or before the earlier of (i) June 1, 2006, or (ii) the date on which the conditions to such party’s obligations as set forth in Article VII become incapable of being satisfied, unless such condition is waived by such party (the “Termination Date”); provided that the right to terminate this Agreement pursuant to this Section 8.1(c) will not be available to the party seeking to terminate if the failure of the Effective Time to occur on or before the Termination Date is the result of such party’s breach of any representation or covenant contained in this Agreement or the failure of such party to use its reasonable efforts to satisfy the conditions precedent to the obligation of the other party to consummate the transactions contemplated by this Agreement; provided, further, however, that if the Shareholders Meeting has not occurred by the Termination Date, then either party (so long as such party is not in breach of this Agreement) may elect to extend the Termination Date in order to provide for the holding of the Shareholders Meeting, but in no event shall the Termination Date be extended past July 15, 2006.

8. Representations. The parties hereto have all necessary corporate power and authority to execute and deliver this Amendment and to perform its obligations hereunder (including the transactions as contemplated by the Merger Agreement).

9. No Further Amendment. Except as expressly amended hereby the Original Agreement shall be and remain in full force and effect, notwithstanding this Amendment.

10. Governing Law. This Amendment and the legal relations between the parties will be governed by, and construed in accordance with, the laws of the State of Delaware.

[signature page follows]

IN WITNESS WHEREOF, the Company and Acquiror have caused this Amendment to be executed as of the date first written above by their respective officers thereunto duly authorized.

WESTLAND DEVELOPMENT CO., INC.

By:	/s/ BARBARA PAGE
	Name:	Barbara Page
	Title:	President and CEO

SHNM ACQUISITION CORP.

By:	/s/ FREDERICK CHIN
Name:	Frederick Chin
Title:	COO